Issuer Free Writing Prospectus

Filed pursuant to Rule 433

Registration Statement No. 333-148755

February 13, 2008

SemGroup Energy Partners, L.P.

Pricing Sheet

6,000,000 Common Units Representing Limited Partner Interests

Issuer:	SemGroup Energy Partners, L.P.
Symbol:	SGLP
Units Offered:	6,000,000 common units
Over-allotment Option:	900,000 common units
Price to Public:	$23.90 per common unit
Gross Proceeds:	$143,400,000
Closing date:	February 20, 2008
Underwriters:	Citigroup Global Markets Inc.
Lehman Brothers Inc.
Goldman, Sachs & Co.
Merrill Lynch, Pierce, Fenner & Smith Incorporated
UBS Securities LLC
Wachovia Capital Markets, LLC
J.P. Morgan Securities Inc.
Raymond James & Associates, Inc.
RBC Capital Markets Corporation
SMH Capital Inc.

We have been advised by the underwriters that, prior to purchasing the common units being offered pursuant to the prospectus, on February 13, 2008, one of the underwriters purchased, on behalf of the syndicate, 648,300 common units at an average price of $23.814 per unit in stabilizing transactions.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at http://www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free (800) 831-9146 (Citigroup), or (888) 630-5847 (Lehman Brothers), or by faxing a request to (631) 254-7410 or e-mailing a request to qiana.smith@broadridge.com (Lehman Brothers Inc., c/o Broadridge, 1155 Long Island Avenue, Edgewood, NY 11717).